

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 17, 2016

Via E-mail
Ms. Lora Ho
Senior Vice President, Chief Financial Officer and Spokesperson
Taiwan Semiconductor Manufacturing Company Limited
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re: Taiwan Semiconductor Manufacturing Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 11, 2016**
> **File No. 1-14700**

Dear Ms. Ho:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

General

1.   You disclose on pages 14 and F-86 figures for revenue from the EMEA region, which you identify as Europe, the Middle East and Africa. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. For instance, you identify Huawei Tech and Sony Corporation as customers. Both of these companies have been reported to sell their products into Syria and/or Sudan. You should describe any products, components,

technology or services you have provided, directly or indirectly to Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. Please tell us whether any of the contacts with Syria and Sudan you discuss in response to the comments above involve dual use products or components.

Item 5. Operating and Financial Reviews and Prospects

Critical Accounting Policies and Judgments

Revenue Recognition, page 22

4. We note that you recorded a 68% increase in provisions against revenue in fiscal 2015 due to "business terms with customers." Please revise future filings to clarify the customer terms that led to the increased provisions and clarify if these provisions relate to estimated future returns from these customers or to another type of allowance.

Year to Year Comparisons

Net Revenue, page 26

5. We note that in the 2015 Fourth Quarter Earnings Conference materials furnished on your Form 6-K dated January 15, 2016, you present slides showing revenue by application and revenue by technology for fiscal 2015 and 2014, and we also note the high level of interest and discussion on the earnings call concerning how these different applications and technologies impacted your reported results and will likely impact your future results. We note also the tables presented on pages 14 and 16. In future filings, please revise this section to provide a more robust discussion of how revenues were impacted by the different applications, technologies, and type of customers. Discuss all

known trends or uncertainties related to revenues and to your results of operations. Refer to Item 303(a)(3) of Regulation S-K.

6.   We note discussions in your 2016 First Quarter Earnings Conference call held on April 14, 2016, relating to profit margins of your 16 nanometer technology. To the extent certain technologies and products have significantly different margins, please revise future filings to describe and discuss this trend on your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K

Consolidated Financial Statements

Note 22. Guarantee Deposits, page F-49

7.   Please revise future filings to disclose your accounting policy for recording the guarantee deposit liability, including a discussion of the timing and payment of refunds.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery